Exhibit (a)(1)(A)

November 20, 2015

NEPHROS, INC.
41 Grand Avenue

River Edge, NJ 07661

To the Holders of the 2011 Warrants:

This letter is to inform you that Nephros, Inc. (the “Company”) is offering to holders of certain warrants to purchase common stock of the Company the opportunity to exercise their warrants at a temporarily reduced cash exercise price of $0.20 per share of common stock, upon the terms set forth in the enclosed Offer to Exercise to Purchase Common Stock dated as of November 20, 2015 (the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

The warrants subject to the Offer to Exercise are the outstanding warrants to purchase an aggregate of 5,008,689 shares of the Company’s common stock at an exercise price of $0.40 per share, issued on March 10, 2011, to investors participating in the Company’s 2011 rights offering (the “Rights Offering Warrants”) and issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction (the “Lambda Warrants” and, together with the Rights Offering Warrants, the “2011 Warrants”). The Company has approved an amendment to the warrant agreement that governs the 2011 Warrants to temporarily reduce the exercise price of the 2011 Warrants, to $0.20 per share, for the period that begins on November 20, 2015, which is the date the materials relating to this Offer to Exercise are first sent to the holders of 2011 Warrants, and ends on the expiration date of the Offer to Exercise at 12:00 midnight (Eastern Time) on the evening of December 18, 2015, as may be extended by the Company in its sole discretion (the “Expiration Date”).

The purpose of the Offer to Exercise is to encourage the exercise of the 2011 Warrants by temporarily reducing the exercise price, which will provide funds to the Company to further develop our products, for working capital, and for general corporate purposes. In addition, the Company entered into an agreement with Lambda Investors LLC on September 29, 2015, pursuant to which the Company agreed to offer to all holders of 2011 Warrants the temporary opportunity to exercise their warrants at an exercise price equal to 50% of the current exercise price of such warrants. The Offer to Exercise is being made to fulfill the Company’s obligation under that agreement.

The enclosed Offer to Exercise, together with the Election to Participate and Exercise 2011 Warrant and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise, including important conditions to the Offer to Exercise and instructions as to how you can participate and exercise your 2011 Warrants. You should read all of the materials carefully before you decide whether to exercise any of your 2011 Warrants. Among other conditions, the Offer to Exercise is subject to the condition that the Company has in place an effective registration statement under the Securities Act of 1933, as amended, for the purpose of registering the exercise of the Rights Offering Warrants at the reduced cash exercise price of $0.20 per share and the shares issuable upon such exercise having been registered or qualified or deemed to be exempt from registration under the securities laws of the state of residence of the holder of the warrant.

You may elect to participate in the Offer to Exercise with respect to some, all or none of your 2011 Warrants. If you choose not to participate in the Offer to Exercise, your original 2011 Warrants will remain in effect, with an exercise price of $0.40 per share.

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In order to participate in the Offer to Exercise and exercise a 2011 Warrant to receive the number of shares of Company common stock issuable therefor at the temporarily reduced exercise price of $0.20 per share, you must deliver, before the Expiration Date, all of the applicable “Acceptance and Exercise Deliveries” as follows:

●	If you hold your 2011 Warrant in your own name (a “record holder”), deliver to Continental Stock Transfer & Trust Company (the “Depositary Agent”): (i) a signed copy of the Election to Participate and Exercise 2011 Warrant (ii) the original copy of your 2011 Warrant (or an Affidavit of Loss and Indemnification Agreement) for cancellation, and (iii) a payment in the amount equal to $0.20 per share multiplied by the number of shares of common stock you elect to purchase pursuant to the 2011 Warrant.

●	If you hold your 2011 Warrant through a broker or other nominee (a “street name holder”), direct your broker or other nominee to deliver to the Depositary Agent on your behalf: (i) an Agent’s Message with respect to a book-entry transfer of the 2011 Warrant, (ii) a book-entry confirmation of the transfer of your 2011 Warrants into the Depositary Agent’s account, and (iii) a payment in the amount equal to $0.20 per share multiplied by the number of shares of common stock you elect to purchase pursuant to the 2011 Warrant.

Each 2011 Warrant represents the right to purchase 0.04622664225 shares of our common stock, and the temporarily reduced exercise price of $0.20 is a per-share exercise price. Therefore, the number of shares you may purchase upon exercise of any 2011 Warrant will be determined by multiplying the number of 2011 Warrants you exercise by 0.04622664225 and rounding down, and the exercise price you will need to pay is such number of shares multiplied by $0.20. The Company will not issue any fractional shares upon exercise of 2011 Warrants.

The Acceptance and Exercise Deliveries, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Exercise. If you or your nominee properly tender (and do not validly withdraw) your 2011 Warrants and the other Acceptance and Exercise Deliveries on or prior to the Expiration Date, promptly following the Expiration Date, we intend to accept your payment of the exercise price and your other Acceptance and Exercise Deliveries and direct Continental Stock Transfer & Trust Company, as the Depositary Agent and our transfer agent, to issue and deliver to you the number of shares of Company common stock issuable under your 2011 Warrant at the temporarily reduced exercise price of $0.20 per share.

If you change your mind and do not want to participate in the Offer to Exercise, you or your nominee may withdraw your tender of 2011 Warrants at any time prior to the Expiration Date by notifying the Depositary Agent via the procedures described in the Offer to Exercise. In addition, if your 2011 Warrants and other Acceptance and Exercise Deliveries have not been accepted by us prior to January 20, 2016, which is the 40th business day from commencement of the Offer to Exercise, you may withdraw your tender after that date. If you properly and timely withdraw, we will promptly (i) return the original copy of your 2011 Warrant, issue you a new 2011 Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, or return your 2011 Warrant through book-entry transfer, as applicable, and (ii) return the cash you paid to exercise your 2011 Warrant by check or return of payment to your nominee, without interest thereon or deduction therefrom. If you are a record holder and have submitted an Election to Participate and Exercise 2011 Warrant, we will also cancel your signed election upon a valid withdrawal.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Daron Evans
Daron Evans
President & Chief Executive Officer
Nephros, Inc.

Enclosures:

Offer to Exercise (including exhibits thereto)

Election to Participate and Exercise 2011 Warrant (including exhibits thereto, Instructions for Delivery and Affidavit of Loss and Indemnification Agreement)

Notice of Withdrawal

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